RICHARDSON & PATEL LLP
10900 Wilshire Boulevard
Suite 500
Los Angeles, CA 90024
Telephone (310) 208-1182
Facsimile (310) 208-1154

November 23, 2009

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 First Street, N.E.
Washington, D.C. 20249
Attn: Chris Chase

RE:	Premier Power Renewable Energy, Inc.
Amendment No. 7 to Registration Statement on Form S-1 Filed September 28, 2009 File No. 333-155241

Dear Mr. Chase:

Set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated October 15, 2009.  We have reproduced the Staff’s comments for your convenience and have followed each comment with the Company’s response.  References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.  Capitalized terms not defined herein have the meaning set forth in the Company’s Registration Statement on Form S-1 referenced above.

Amendment No.7 to Registration Statement on Form S-1

Business, page 22
Financing Transaction with Vision Opportunity Fund - September 9, 2008, page 24

1.
We note your response to comment one of our July 20, 2009 letter and your revised disclosure on pages 24 and 62. Please expand your disclosure to state the date upon which your obligation to issue Late Registration Shares commenced.

Response:   Late Registration Shares for an untimely effective Registration Statement began to accrue on September 5, 2009, but the investor waived all Late Registration Shares that have accrued and that will accrue through December 31, 2009.  Thus, no Late Registration Shares have been issued to date.  We revised the disclosures on pages 24 and 62 to include such information.

Chris Chase
Securities and Exchange Commission
November 23, 2009

2.
Please revise your discussions on pages 24 and 62 to ensure that your use of defined terms is consistent. Specifically, it appears that you use "Closing Date” (page 24) and "Financing" (page 62) interchangeably. While we understand these terms may refer to the same date, your use of them should be consistent. We also note that you have defined the term "Late Registration Shares” on both pages 24 and 62. Please revise.

Response:  We have revised our disclosures on pages 24 and 62 to ensure that our use of the defined terms is consistent.

Employees, page 36

3.
Considering your recent acquisition of Rupinvest and your statement on page 42 that your operating expenses have increased as a result of costs related to additional sales people, please discuss why your number of employees decreased to 80 from 85 as of your last amendment. Note that Item 101 (c) of Regulation S-K requires disclosure with respect to the registrant and its subsidiaries.

Response: The Company previously disclosed it had 85 full-time employees as of June 24, 2009 and 80 full-time employees as of September 25, 2009.  The disclosure that it had 80 full-time employees as of September 25, 2009 inadvertently excluded the 7 full-time employees from its acquisition of Rupinvest, which closed on July 31, 2009.  During June 2009, the Company did hire additional sales persons, but in August 2009, it went through a round of layoffs of its full-time employees.  Thus, the Company has 79 full-time employees as of November 20, 2009, and we have updated the disclosures on page 36 accordingly.

Management’s Discussion and Analysis, page 38

Results of Operations, page 42

Comparison of Three Months Ended June 30, 2009 and June 20, 2008, page 42

4.
Please consider eliminating the discussion of the results of your operations for the three months ended June 30, 2009 compared to the three months ended June 30, 2008 since the financial statements for these periods are not included in your prospectus.

Response: We removed the discussion of the comparison of the results of operations for the three months ended June 30, 2009 and 2008.  We also replaced the interim information provided for the six months ended June 30, 2009 and 2008 throughout the Registration Statement with interim information provided for the nine months ended September 30, 2009 and 2008.

Chris Chase
Securities and Exchange Commission
November 23, 2009

Security Ownership of Certain Beneficial Owners and Management, page 53

5.
Please disclose here as you have in your Selling Security Holder Table on page 19, by footnote or otherwise, the natural person(s) who control Genesis Capital Advisors, LLC. If any of the entities listed are public entities, majority-owned subsidiaries of public entities or registered investment companies, please disclose this by way of footnote. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our website, www.sec.gov.

Response: We have added disclosures identifying the natural control persons of Genesis Capital Advisors, LLC to the Security Ownership Table on page 54 as well as additional disclosures regarding such persons to the Selling Security Holder Table on page 19.  None of the entities on either table are public entities, majority-owned subsidiaries of public entities, or registered investment companies.

Financial Statements of Premier Power Renewable Energy, Inc. for the Six Months Ended June 30, 2009, page F-2

6.
Please note that SFAS 160 is effective for fiscal years and interim periods beginning on or after December 15, 2008 and that the presentation and disclosure requirements of the standard should be applied retrospectively for all periods presented. As such, please revise your filings to ensure that they comply with these presentation and disclosure requirements.

Response:  The interim financial statements for the nine months ended September 30, 2009 are included with the Registration Statement, and we believe they comply with the presentation and disclosure requirements of SFAS 160.

Condensed Consolidated Statements of Shareholders' Equity, page F-4

7.
We note you are deducting share registration costs from additional paid in capital in your statements of shareholders' equity. Please tell us your basis in GAAP for treating these costs as reductions of equity rather than as expenses in your statements of operations.

Response:  SAB Topic 5.A “Expenses of Offering” states that specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering.  The financing documents from the $7,000,000 financing transaction with Vision require the Company to register the shares.  Because registration of these shares would not have otherwise occurred, the Company believes that the registration costs are direct and incremental costs associated with the issuance of shares from that financing.

Note 12, Subsequent Events, page F-18

8.
We note your description of the acquisition of Rupinvest Sarl ("Rupinvest"). It appears that you have included the capital investment you made in Rupinvest as a part of your purchase price in the purchase price allocation. Please tell us why it is appropriate to include assets you control before and after the transaction in the consideration paid for the acquired business. Refer to paragraphs 39 and 40 of SFAS 141(R) and either revise your disclosures throughout your filing or tell us why you believe revisions are not required.

Response:  Upon further consideration of the terms of the Share Exchange Agreement and the nature of the capital contributions, the Company revised its determination of purchase price and related disclosures to exclude such amounts, and such changes are reflected in the interim financial statements for the nine months ended September 30, 2009 that are included with the Registration Statement.

Chris Chase
Securities and Exchange Commission
November 23, 2009

9.
We note that the purchase price allocation for your Rupinvest acquisition was largely to goodwill. Tell us the deliberative process that you went through in arriving at the purchase price and in determining the items other than goodwill to which the purchase price was allocated. Please specifically tell us how you identified the intangible assets apart from goodwill and address why you either have or do not have intangible assets arising from both contractual and non-contractual relationships. Please refer to the guidance in paragraphs A19-A56 of SFAS 141 (R). After reconsideration of the purchase price allocation, if you believe no change in the purchase price allocation is necessary, please tell us and disclose the business rationale that led you to pay such a large premium over the fair value of the net assets acquired.

Response:  The Company acquired Rupinvest in exchange for 12,500 Euro (or approximately $18,292) and the potential transfer of up to 3,000,000 shares of the Company’s common stock with the number of shares to be transferred, if any, to be calculated based on achieving certain sales and gross margin goals by Premier Power Italy over a three-year period (“Contingent Consideration”).  An independent third party valuation determined the fair value assigned to the Contingent Consideration to be $12,026,400.  Please see Note 5 – Acquisition, paragraph 2 in the footnotes to the interim information provided for the nine months ended September 30, 2009 for the valuation method of the Contingent Consideration.

Pursuant to paragraphs A19 to A56 of SFAS 141(R), the Company evaluated the following to determine if there were acquired intangible assets:

•
Leases – The Company assumed a lease for Premier Power Italy’s office in conjunction with the Rupinvest acquisition.  No other leases were assumed or acquired.    Based in part on an analysis of the terms of the lease and current comparable lease rates performed by a local real estate broker, the Company determined that the assumed lease was at market rates and that there was no significant intangible asset associated with the lease.

•
Contracts and Agreements – The Company reviewed all customer, vendor, and alliance/partnership contracts and found that none of the contracts provided exclusivity, preferential treatment, or selling or cost advantages or similar arrangements that might create an intangible asset.  Thus, we determined that there were no identifiable intangible assets associated with the acquired contracts and agreements.

•
Trademark/Name Recognition – Neither the Rupinvest SARL nor the ARCO Energy, SRL names were trademarked.  Furthermore, we note that Rupinvest was not an active operating company, and the name ARCO Energy, SRL had been in use for approximately one year during which time the entity had minimal operations and marketing activities.  Consequently, we determined that there was no value associated with these trade names as neither entity was widely known.  Thus, we determined there was no identifiable intangible asset with trademark/name recognition, and we changed the name of ARCO Energy, SRL to Premier Power Italy S.p.A.

Chris Chase
Securities and Exchange Commission
November 23, 2009

•
Backlog – At the time of the Rupinvest acquisition, Premier Power Italy operated primarily as a distributor of solar products.  We note that there was no formal backlog of product orders but did determine that orders totaling approximately $87,000 failed to ship prior to the effective acquisition date of July 31, 2009.  The Company evaluated the fair value of these orders and determined it to be insignificant.  Thus, we determined there was no identifiable intangible asset associated with backlog.

•
Customer List – The Company evaluated the nature of Premier Power Italy’s relationship with its customers and estimated the fair value to be $105,009.  The value was based on a discounted cash flow analysis and an assumed life of three years, and adjusted for normalizing profit margins.

•
Other – The Company evaluated paragraphs A19 to A56 of SFAS 141(R) and determined that there were no other applicable arrangements that may have created an intangible asset.  We note that there were no significant artistic-related assets, employment contracts, technology-based assets, computer software, etc.

The large premium over the fair value of the net assets acquired is related to the stage of Premier Power Italy’s development and the Company’s perception of the potential of the Italian marketplace.  Because the Company viewed the Italian solar market as being very attractive, it was willing to pay a premium to obtain access to the market.  Since Premier Power Italy, however, had not yet undertaken the development of solar projects, the Company and Esdras, the seller of Rupinvest, created a payment structure in which substantially all of the consideration is contingent on Premier Power Italy’s ability to perform.

Chris Chase
Securities and Exchange Commission
November 23, 2009

Financial Statements of Rupinvest Sarl, page F-37

10.
Please revise to provide the interim financial statements of Rupinvest Sarl for the period ended June 30, 2009. We note the disclosure on page F-45 that on May 15, 2009, your members revised their ownership interests in you and Premier Power Italy (formerly ARCO), a commonly controlled entity, such that Premier Power Italy (formerly ARCO) became a subsidiary of Rupinvest. You state that this transaction was treated as reorganization, with the assets and liabilities of both companies continuing to be recorded at historical cost. Since this transaction occurred on May 15, 2009 and the date of your most recent financial statements required to be included in the filing is June 30, 2009, we do not understand why this transaction has been disclosed as a subsequent event rather than fully reflected in your financial statements at June 30, 2009. It appears you should revise your financial statements to include the financial statements of the combined entity. In this regard it appears that you should provide the financial statements of the combined entity for all periods. Refer to SFAS 141 (R), Appendix D, paragraphs D8-D13. Alternatively, if audited combined financial statements are not available, you may provide the separate financial statements of each of the previously separate entities on an audited basis for the year ended December 31, 2008 and on an unaudited basis for the period ended May 15, 2009 along with unaudited financial statements for the combined entity for the period from May 15, 2009 to June 30, 2009. If you elect to provide this information, you should also provide pro forma financial statements giving effect to the combination. These pro forma financial statements should include all adjustments necessary to reflect the combination of the previously separate entities with footnotes explaining all adjustments made. Such pro forma financial statements may either be included in the same pro forma financial statements giving effect to the acquisition of the combined entity by Premier Power Renewable Energy or may be presented separately; however, if they are included in the same set of pro forma financial statements, then the adjustments should be clearly identified for each separate transaction.

Response: After reviewing this Comment #10, the Company analyzed what it believed were the financial statements required to be filed under the accounting rules of the Commission in connection with its acquisition of Rupinvest.  The Company determined that what it believed were required financial statements were already filed with its Registration Statement, except for the unaudited interim combined financial statements of Rupinvest for the six months ended June 30, 2009.  On November 6, 2009, the Company submitted a written request to Corporation Finance’s Office of the Chief Accountant for a waiver of the requirement to file unaudited interim combined financial statements of Rupinvest for the six months ended June 30, 2009.  The Office of the Chief Accountant granted this waiver on November 13, 2009, and, as such, we have not provided pro forma financial statements giving effect to the combination.

Financial Statements of Premier Power Italy. S.p.A. (formerlv ARCO Energy, Srl), page F-46

Report of Independent Certified Public Accountants. page F-46

11.
Please have your independent auditor revise its report to indicate the city and country where the report was issued. Refer to Rule 2-02 of Regulation S-X. Please also ensure your independent auditor provides an opinion on your statement of cash flows for the year ended December 31, 2008.

Response:  Ria & Partners has revised its report to indicate the city and country where its report was issued and to provide an opinion as to the Company’s statement of cash flows for the year ended December 31, 2008. The reference to the statement of cash flows was inadvertently left out of Ria & Partners’ opinion. Its audit, however, did cover such financial statement.

Chris Chase
Securities and Exchange Commission
November 23, 2009

Statements of Equity, page F-50

12.
Please revise the statements of equity to be labeled as being those for the year ended December 31, 2008 and the six months ended June 30, 2009. The balance at January 23, 2008, or January 1, 2008 if the company was in existence at that date, should be audited and should be labeled as such. In addition, if any periods of the total column are audited, please remove the unaudited description from the caption at the top of that column. Please revise as appropriate.

Response: We have revised the Statement of Equity on page F-50 to label the balances at January 23, 2008 and December 31, 2008 as audited and deleted the unaudited description from the top of the total column.

Note 1, Organization and Nature of Business, page F-51

13.
Please expand your description about the organization of the business to include the date the company was formed or incorporated. In addition, please tell us and disclose whether the company or a predecessor of the company was operated as a subsidiary, division or line of business of Esdras, Ltd. prior to January 23, 2008. If this is the case, please provide audited financial statements for the two most recent fiscal years. If the company, or its predecessors did not have any operations prior to the beginning of the fiscal year ended December 31, 2008, please disclose this in the amended filing.

Response:  Premier Power Italy did not operate as a subsidiary, division, or line of business of Esdras, Ltd. prior to January 23, 2008, and it has no predecessors.  Also, Premier Power Italy did not have operations prior to its formation on January 23, 2008.  We have made such disclosures and expanded our description about the organization of Premier Power Italy accordingly in footnote 1 on page F-51.

Note 2, Significant Accounting Policies, page F-51

Revenue Recognition, page F-51

14.
We note your disclosure that Premier Power Italy had no revenues from solar project development during the periods ended June 30, 2009 and December 31, 2008. You disclose on page 38, however, that Premier Power Italy distributes, develops, and integrates ground mount and rooftop solar power systems in Italy. Please tell us and disclose the nature of the revenues recognized by Premier Power Italy during the periods presented and ensure the nature of Premier Power Italy's operations is consistent throughout your filing.

Response: The Company did not have revenues from solar project developments for the six months ended June 30, 2009 and the year ended December 31, 2008, but it did recognize revenue for solar distribution for those periods.  Our disclosures in footnote 2 on page F-51 have been revised accordingly.

Pro Forma Financial Statements, beginning on page F-53

15.
The financial information of Rupinvest currently included in the pro forma financial information does not agree with the historical information included in your acquiree financial statements. Please revise the pro forma financial statements to either include the post-reorganization combined financial statements of Rupinvest and its subsidiary Premier Power Italy (formerly ARCO) or to provide complete pro forma financial statements showing the combination of the these entities. In this connection, please refer to the comments on the historical financial statements of Rupinvest above.

Response:  We have amended the Registration Statement to provide complete pro forma financial statements showing the combination of these entities.

Chris Chase
Securities and Exchange Commission
November 23, 2009

16.
We note that your pro forma financial statements do not reflect purchase price adjustments for several line items, including accounts receivable, inventory, and property and equipment. Please revise your purchase price allocation to reflect all identifiable assets acquired at fair value as determined under SFAS 157 or clarify why the carrying amounts of these assets represent their fair value.

Response:  The Company evaluated the fair value of the acquired tangible assets and determined that their fair values materially approximated their carrying value.  Specifically, the Company notes the following:

•
Accounts Receivable – No allowance for doubtful accounts had been recorded prior to the acquisition of Rupinvest, all accounts were current, and customers were considered to have good credit histories.  As the Company determined that the recorded value was not materially different from fair value as a result of the factors noted above and because of the small amount of accounts receivable, no fair value adjustment was recorded.

•
Inventory – Inventory was associated with specific orders and generally not held for stocking purposes, there were no obsolete or slow moving items as of the acquisition date, and market prices were not significantly different from recorded costs.  Based on the above factors and the Company’s estimate of profit margins associated with distribution activities, the Company determined that the recorded value was not materially different from the estimated fair value.

•
Property and Equipment – Acquired amounts were insignificant at approximately $38,000 and had all been purchased within one year of the acquisition of Rupinvest and were not of a specialized or unique nature.  As a result, the Company determined that the carrying value approximated estimated fair value.

17.	Please revise the adjustments to the Pro Forma Balance Sheet to be presented in a self-balancing format.

Response:  We note that a typographical error in the pro forma balance sheet as of June 30, 2009 that was filed with our Amendment No. 7 to the Registration Statement created the issue noted in this Comment #17.  As the acquired assets and liabilities of Rupinvest have been included in the Company’s condensed consolidated balance sheet as of September 30, 2009, we have not included the pro forma balance sheet in Amendment No. 8 to the Registration Statement.

Form 10-Q for the Quarter Ended June 30, 2009, filed August 17, 2009

18.	Please address the comments above to the extent applicable.

Response: We filed a Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 on November 16, 2009.  Our Amendment No. 8 to the Registration Statement includes interim financial information for the nine months ended September 30, 2009, and we believe that such financial information addresses the comments above, and our responses to such comments, to the extent applicable.  Thus, we believe that an amendment to the Quarterly Report on Form 10-Q filed for the quarter ended June 30, 2009 is not warranted.

Chris Chase
Securities and Exchange Commission
November 23, 2009

*          *          *

If you have any questions or further comments, please do not hesitate to contact the undersigned at (310) 208-1182 or via fax at (310) 208-1154.

Sincerely, RICHARDSON & PATEL, LLP
/s/ Jamie H. Kim
Jamie H. Kim, Esq.

cc:	Dean Marks, Premier Power Renewable Energy, Inc.
Frank Sansone, Premier Power Renewable Energy, Inc.
Kevin Leung, Esq., Richardson & Patel LLP
Dominador Tolentino, Esq., Richardson & Patel LLP